UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange

Act of 1934

For the month of January 2026

Commission File Number: 001-41745

ODDITY Tech Ltd.

(Translation of registrant’s name into English)

8 HaHarash Street,

Tel Aviv-Jaffa, 6761304, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F☒    Form 40-F ☐

Other Events

ODDITY Tech Ltd. (the “Company”) today announces that Dr. Ido Bachelet is no longer employed with the Company. Dr. Bachelet formerly served as the Chief Science Officer of ODDITY LABS. His responsibilities have been assumed by other members of the ODDITY LABS leadership team. His departure is not the result of any disagreement regarding the Company’s operations, policies, or practices. This organizational change is not expected to impact the Company’s financial outlook or operations of ODDITY LABS, including the product development or commercialization timelines of any ongoing projects.

This Report on Form 6-K shall be deemed to be incorporated by reference into the Company’s registration statement on Form S-8 (Registration No. 333-274796) filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ODDITY TECH LTD.

By:	/s/ Lindsay Drucker Mann
Name: Lindsay Drucker Mann
Title: Global Chief Financial Officer

Date: January 7, 2026